[TYPE]     SC 13G
[DOCUMENT-COUNT]     1
[NOTIFY-INTERNET]     ballen@klmlaw.com
[SROS]     NASD
[SUBJECT-COMPANY]
[CIK]     0000907649
[NAME]     FX ENERGY
[IRS-NUMBER]     87-0504461
[/SUBJECT-COMPANY]
[FILER]
[CIK]     0000945565
[CCC]     nevm*zk6